Exhibit (a)(5)(vi)

Viston United Swiss AG provides Update in Connection with All-Cash Offer to Acquire Petroteq Energy Inc.

•     Regulatory filings have been made

•     Offeror will mail and file a notice of variation and extension varying certain conditions to the Offer

•     Time for acceptance of the Offer has been extended to February 28, 2022

•     Petroteq shareholders are encouraged to tender their shares to the Offer today

TORONTO, February 1, 2022 – Viston United Swiss AG (“Viston”), together with its indirect, wholly-owned subsidiary, 2869889 Ontario Inc. (the “Offeror”) is providing an update with respect to certain regulatory filings made in connection with its all-cash offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Common Shares”) of Petroteq Energy Inc. (“Petroteq”) (TSX-V: PQE; OTC: PQEFF; FSE: PQCF), and is announcing that it will mail a notice of variation and extension dated February 1, 2022 (the “Notice of Variation and Extension”) to the registered shareholders of Petroteq, varying certain conditions to the Offer and extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on February 28, 2022. The Notice of Variation and Extension will also be filed on Petroteq’s SEDAR profile at www.sedar.com.

Regulatory Update

The Offeror filed its notification under the Investment Canada Act (Canada) (the “ICA”) on December 20, 2021, which has been certified as complete as of that date. The Minister under the ICA has until the end of day (Toronto time) on February 3, 2022, to notify the Offeror that the Offer is or may be subject to a national security review under the ICA. Completion of the Offer is conditional on obtaining ICA Clearance, which means that: (i) the Offeror has not been notified on or before February 3, 2022 that the Offer is or may be subject to a national security review, or (ii) if the Offeror receives notice that the Offer is or may be subject to a national security review, the Offeror has subsequently received approval from the Minister or the Governor-in-Council, as the case may be, that the Offeror is authorized to proceed with the Offer.

On January 20, 2022, the Offeror completed its filing as required under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that any waiting period (including any extension thereof) applicable to the transactions contemplated by the Offer under the HSR Act shall have expired or been terminated and that neither the FTC nor the DOJ shall have commenced proceedings under an applicable antitrust statute to prevent the consummation of the transaction contemplated by the Offer under the HSR Act that have not been resolved. Unless it is extended by the FTC and DOJ, the waiting period will expire at 11:59 p.m. (Toronto time) on February 4, 2022.

On January 5, 2022, the Offeror made a voluntary filing with the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is a group of Cabinet-level officials in the U.S. government who are authorized to review certain transactions involving foreign investment in the United States, in order to determine the effect of such transactions on the national security of the United States. U.S. counsel to the Offeror was advised by CFIUS that January 13, 2022 would be the first day of the assessment period, which would conclude no later than February 11, 2022. During this period, the Offeror may be requested to provide additional information to CFIUS which may result in the extension of the period.

Notice of Variation and Extension

The Offeror will mail and file the Notice of Variation and Extension to the registered shareholders of Petroteq, varying certain conditions to the Offer and extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on February 28, 2022.

The changes to the conditions to the Offer arise from (i) comments received by the Offeror in a comment letter from the United States Securities and Exchange Commission (the “SEC”), and (ii) changes made by Petroteq to the capitalization of Petroteq other than pursuant to the exercise or conversion of the Options, Warrants or the principal amount of the Convertible Debentures (each as defined in the Offer), in contravention of one of the Offeror’s conditions to the Offer. According to Petroteq’s quarterly report on Form 10-Q for the quarter ended November 30, 2021, as filed with the SEC and on SEDAR on January 19, 2022, there were, as of November 30, 2021, a total of 793,577,564 Common Shares on a fully-diluted basis.

While the Offeror is prepared to waive the condition in the Offer in respect of changes to the capitalization of Petroteq up to February 1, 2022 (the date of the Notice of Variation and Extension), the Offeror is asserting that this condition continues to apply with respect to any further changes to the capitalization of Petroteq from and after such date, including without limitation any determination by the Offeror (acting in its reasonable discretion) that, immediately prior to the Expiry Time, there are more than 795,000,000 Common Shares, on a fully-diluted basis.

Offer Remains Open for Acceptance by Petroteq Shareholders; Directors and Officers of Petroteq are Expected to Tender Shares to Offer

The Offeror reminds Shareholders that its significant premium, all cash Offer remains open and, with the deadline to tender approaching, now is the time to tender. Shareholders are also reminded that the board of directors of Petroteq (the “Petroteq Board”) has unanimously recommended that Shareholders accept and deposit their shares to the Offer in Petroteq’s recent Supplement dated December 29, 2021 to the Directors’ Circular dated November 6, 2021 (the “Supplement”). The reasons for the Petroteq Board’s recommendations that holders of Common Shares tender to the Offer are detailed in the Supplement, and are consistent with the reasons stated by the Offeror as to why holders of Common Shares should tender to the Offer. The Offeror also notes that, as disclosed by Petroteq in its press release dated January 26, 2022, the directors of the Petroteq Board intend to tender their Common Shares to the Offer.

Kingsdale Advisors (“Kingsdale”), the Depositary and Information Agent in respect of the Offer, has advised the Offeror that, as of 5:00 p.m. (Toronto time) on January 31, 2022, a total of approximately 144,606,386 Common Shares had been validly tendered and not properly withdrawn. Holders of Common Shares who have previously validly tendered and not withdrawn their shares to the Offer do not need to re-tender their shares or take any other action in response to the extension of the Offer.

Summary of Offer Details

Viston reminds Shareholders of the following key terms and conditions of the Offer:

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Shareholders will receive C$0.74 in cash for each Common Share. The Offer represents a significant premium of approximately 279% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021, being the last trading day prior to the issuance of a cease trade order by the Ontario Securities Commission at which time the TSX-V halted trading in the Common Shares. The Offer also represents a premium of approximately 1,032% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-weeks preceding the German voluntary public purchase offer in April 2021.

•	The Offer is expressed in Canadian dollars but Shareholders may elect to receive their consideration in the U.S. dollar equivalent amount.

•	The Offer is open for acceptance until 5:00 p.m. (Toronto time) on February 28, 2022, unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.
•

Registered Shareholders may tender by sending their completed Letter of Transmittal, share certificates or DRS statements and any other required documents to Kingsdale, as Depositary and Information Agent. Registered Shareholders are encouraged to contact Kingsdale promptly to receive guidance on the requirements and assistance with tendering.

•	Beneficial Shareholders should provide tender instructions and currency elections to their financial intermediary. Beneficial Shareholders may also contact Kingsdale for assistance.
•

The Offer is subject to specified conditions being satisfied or waived by the Offeror. These conditions include, without limitation: the Canadian statutory minimum tender condition of at least 50% +1 of the outstanding Common Shares being validly deposited under the Offer and not withdrawn (this condition cannot be waived); at least 50% +1 of the outstanding Common Shares on a fully diluted basis being validly deposited under the Offer and not withdrawn; the Offeror having determined, in its reasonable judgment, that no Material Adverse Effect exists; and receipt of all necessary regulatory approvals. Assuming that the statutory minimum tender condition is met and all other conditions are met or waived, the Depositary will pay Shareholders promptly following the public announcement of take-up and pay.

For More Information and How to Tender Shares to the Offer

Shareholders who hold Common Shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Offer, including any U.S. dollar currency election. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. The deadline for Shareholders to tender their shares is February 28, 2022.

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

Advisors

The Offeror has engaged Gowling WLG (Canada) LLP to advise on certain Canadian legal matters and Dorsey & Whitney LLP to advise on certain U.S. legal matters. Kingsdale Advisors is acting as Information Agent and Depositary.

About the Offeror

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston’s work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

Caution Regarding Forward-Looking Statements

Certain statements contained in this news release contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expectations regarding the process for, and timing of, obtaining regulatory approvals; expectations relating to the Offer; and the satisfaction or waiver of the conditions to consummate the Offer.

Although the Offeror and Viston believe that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror or the completion of the Offer to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, the ultimate outcome of any possible transaction between Viston and Petroteq, including the possibility that Petroteq will not accept a transaction with Viston or enter into discussions regarding a possible transaction, actions taken by Petroteq, actions taken by security holders of Petroteq in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by Viston at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Common Shares through the Offer, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary shareholder approvals, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, exchange rate risk related to the financing arrangements, litigation relating to the proposed transaction, the inability to engage or retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of the Offeror or its affiliates, legislative or regulatory changes, Petroteq’s structure and its tax treatment, competition in the oil & gas industry, obtaining necessary approvals, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, labour disruptions, geographical concentration, credit risk, liquidity risk, changes in capital or securities markets and that there are no inaccuracies or material omissions in Petroteq’s publicly available information, and that Petroteq has not disclosed events which may have occurred or which may affect the significance or accuracy of such information. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking information in this news release is based on the Offeror and Viston’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and each of the Offeror and Viston disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Petroteq.

Unless otherwise indicated, the information concerning Petroteq contained herein has been taken from or is based upon Petroteq’s and other publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror and Viston have no knowledge that would indicate that any statements contained herein relating to Petroteq, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Viston nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Petroteq to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror and Viston.

Additional Information

This news release relates to a tender offer which Viston, through the Offeror, has made to Shareholders. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the Notice of Variation and Extension, the letter of transmittal and other related offer documents) initially filed by Viston on October 25, 2021, and as subsequently amended. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the SEC. This press release is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the Notice of Variation and Extension, the letter of transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

For More Information

Media inquiries:

Hyunjoo Kim

Director, Communications, Marketing & Digital Strategy

Kingsdale Advisors

Phone: 416-867-2357

Email: hkim@kingsdaleadvisors.com

For assistance in depositing Petroteq Common Shares to the Offer, please contact:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-581-1024

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

www.petroteqoffer.com

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